Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Embraer – Empresa Brasileira de Aeronáutica S.A. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”), I, Maurício Novis Botelho, President and Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:/s/ MAURÍCIO NOVIS BOTELHO

Name: Maurício Novis Botelho
Title:   President and Chief Executive Officer

June 30, 2003